Exhibit (a)(1)(K)
EMAIL TO ISRAELI ELIGIBLE EMPLOYEES
To:	All Eligible Employees in Israel

Date:	Sunday, November 7, 2010
We are pleased to let you know that on November 1, 2010 the Israeli Tax Authority issued a tax ruling (“Ruling”) regarding the tax aspects related to the offer to exchange options for RSUs (“Offer”). The Ruling applies only to the Israeli eligible employees (not relocation employees).
General:
•	Pursuant to the Offer the RSUs are subject to a new vesting period as detailed in the Offer documents.

•	In general, the tax rate applicable to the gain from RSUs is divided into two parts (a) a certain portion of the income is classified as ordinary income (subject to marginal tax rates, social insurance and health tax), generally, equal to the difference between the fair market value of the shares underlying the RSUs (determined based on the average trading price during the 30 trading days prior to the date of the RSU’s grant) and the exercise price of the RSUs which is equal to zero, and (b) the income above (a) that is subject to 25% tax rates.
The Ruling in general provides as follows:

Type of	A	B	C
Options to	Exchange of Options into	Exchange of Options into	Exchange of options granted
be	RSUs	RSUs	without 102 Trustee
exchanged	Vested	Unvested	Vested	Unvested

Taxable Event	Yes	No	Yes	No

Payment of Tax Liability	Date of the sale of the shares underlying the RSUs.	The same as Column A	The same as Column A	The same as Column A

Tax Rate
•   Marginal Tax Rates — on the gain up to the average trading price during the 30 trading days prior to the date of the RSU’s grant.

•   25% tax rate -On the reminder of the gain provided that 24 months lapse from the date of the RSUs grant until the sale of the shares underlying the RSUs.
		The same as Column A.	Marginal Tax Rates that apply to these options including a reduction of the rate according to the terms of the Ruling on linear basis.	The same as Column A.

Vesting Period	According to the Offer: 3 equal installments on the dates that are 9 months, 18 months and 27 months following the RSU grant date, subject to the eligible employee’s continued service with BigBand or its subsidiaries through each respective vesting date.	According to the Offer: in 12 equal installments on a quarterly basis following the RSU grant date over a period of 36 months (i.e., 3 years), subject to the eligible employee’s continued service with BigBand or its subsidiaries through each respective vesting date.	The same as Column A	The same as Column B

1.	Note, each eligible employee who accepts the Offer needs to sign a consent letter addressed to the tax authority that he/she agrees to the terms of the Ruling. Otherwise the Ruling will not apply to such employee and the exchange shall be considered as a taxable event subject to the withholding and payment of taxes.

2.	Also note that the above is a general summary of the Ruling. This summary does not contain a comprehensive discussion of all relevant tax matters under the Ruling and it is not intended to be, and should not be construed as, legal or tax advice to any eligible employee. The above does not derogate from the Offer documents and the Offer documents shall precede and govern.

3.	A copy of the Ruling is attached for your review.

ATTACHMENT TO EMAIL TO ISRAELI ELIGIBLE EMPLOYEES
Free Translation from Hebrew
The Hebrew Version shall Prevail and Supersede on this Translation
Israel Tax Authority
Professional Department
Employee Option Department
To
Shenhav & Co. Law Offices
4 Ha’nechoshet Street,
Tel Aviv
Israel
Attention: Mr. Oren Biran, Advocate
Re: Tax Ruling in Agreement — BigBand Networks Ltd. —
Exchange of 102 Options into Restricted Stock Units
Reference: your letter dated April, 11 2010
1.	Factual Background as provided to us:
1.1.	BigBand Networks Inc. (the “Allocating Company”) is a U.S resident publicly traded company on the Nasdaq Stock Exchange.

1.2.	BigBand Networks Ltd., PCN 512751074, deduction file for tax purposes 935522375 (the “Company”), is a privately held company and a resident of Israel, incorporated in 1999 and a wholly owned subsidiary of the Allocating Company. The Company engages in the development of digital video switch and employs approximately 160 employees in its offices in Tel-Aviv, Israel.

1.3.	As of 2003 Allocating Company is granted options and RSUs to its employees and its subsidiaries’ employees around the world, including to the Company’s employees that are not a controlling shareholders according to Section 32(9) of the Israeli Income Tax Ordinance [New Version]—1961 (the “Employees” and “Ordinance”), in accordance with a global worldwide incentive plans of the Allocating Company. As of 2003 the Allocating Company granted options to employees with accordance to the following incentive plans (the “Active Options Plans”):
1.3.1.	2003 Share Option and Incentive Plan.

1.3.2.	2004 Share Option and Incentive Plan and Sub Plan for Israeli Employees.

1.3.3.	2007 Equity Incentive Plan and Israeli Sub Plan.(the “2007 Plan”)
Each of the Active Options Plans, including the 2007 Plan was submitted for approval to Tel-Aviv 5 Income Tax Assessing Officer in compliance with the Israeli laws. The grant of options pursuant to each of the Active Options plan to Israeli employees were in accordance with Section 102(b)(3) of the Ordinance in the Capital Gains Track with a Trustee.
1.4.	In addition, the Allocating Company, as part of its 2007 plan, has allocated to its employees, options and Restricted Stock Units for purchasing its stock within the Section 102 without Trustee Track (the “Non Trustee Options”). For avoidance of doubt, the Company declares that the Options without a Trustee were allocated in the year 2007, as written above, as new options and Restricted Stock Units which did not replaced or exchanged any previous options or Restricted Stock Units. Attached is Appendix A details the employees, number of options and/or Restricted Stock Units and the exercise price.

1.5.	E.S.O.P Trust and Management Service Ltd, PCN 513699538, deduction file 935877779, is the trustee nominated for the Active Options Plans (the “Trustee”).

1.6.	Prior to 01.01.2003 (the effective date of the 132 Amendment to the Ordinance) the Allocating Company has allocated options for purchasing its stock, including to its employees, in accordance with Section 3(i) of the Ordinance. On 14.07.2005, the Israeli Tax Authority issued a tax ruling determining the tax aspects regarding the conversion from options granted under Section 3 (i) into options pursuant to Section 102 Capital Gains Track (the “Tax Ruling from 14.07.2005”).

1.7.	On August 27, 2007 a tax ruling was obtained from the Professional Tax Department in the Israel Tax Authority (the “ITA”), providing that the grants of Restricted Stock Unites under the 2007 Equity Incentive Plan, are classified as a grants of options under Section 102 of the Ordinance pursuant to the Capital Gain Track with Trustee (the “RSU Capital Gain Track”).

1.8.	Since of the fact that the exercise price of certain options granted to employees of the Company and the Allocating Company are underwater, and in order to incentive these employees. the Allocating Company is contemplated to offer its employees, subsidiaries’ employees, including the Company’s employees, to exchange part or all of their outstanding options granted under the Active Options Plans, which were unexercised, and with an exercise price greater than or equal to $3.5, whether vested or unvested (the “Exchanged Options”) for Restricted Stock Units (the “RSU”) (the “Offer”). The Offer shall commence as of October 21, 2010 until November 18, 2010 or later if extended by the Allocating Company (the “Offer Expiration Date”). The grant date of the RSU will be on the Offer Expiration Date or later if extended by the Allocating Company (the “RSU Grant Date” or “The Exchange Date”). The RSU will be granted under the 2007 Plan (the “2007 Plan”), simultaneously, at the same date the Exchanged Options will be canceled. (the “Exchange”).

1.9.	The exchange ratios applied to Exchanged Options to determine the number of RSU shall be as follows:

Per Share Exercise Price	Exchange Ratio (the number of options exchanged for each RSU)
$3.50 to $4.96	2.50 to 1
$4.97 to $5.98	3.00 to 1
$5.99 to $9.91	4.00 to 1
$9.92 and higher	5.00 to 1
Example: For 3 options which the exercise price, of each, are between $4.97 to $5.98 the employee will receive one RSU.
1.10.	The options that are cancelled pursuant to the Offer will be exchanged for a number of RSU equal to the lesser of: (a) the number of shares of common stock underlying the grant of Exchanged Options, divided by (b) the exchange ratio, with any fractional shares: (1) rounded up to the nearest whole RSU if such fraction is greater than or equal to 0.5, on a grant-by-grant basis, or (2) rounded down to the nearest whole RSU if such fraction is less than 0.5, on a grant-by-grant basis.

1.11.	The RSU shall be subject to new vesting schedule as describe bellow (the “Vesting Schedule”):
1.11.1.	RSU granted for Exchanged Options which are vested as of the Exchange date, will be scheduled to vest in three equal installments: on the date that is 9 months, 18 months and 27 months following the RSU Grant Date, subject to the employee’s continued service through each respective vesting date.

1.11.2.	RSU granted for Exchanged Options which are unvested as of the Exchange date will be scheduled to vest in 12 equal installments on a quarterly basis following the RSU Grant Date over a period of 36 months, subject to the eligible employee’s continued service through each respective vesting date.
On each Vesting Schedule of RSU the shares automatically shall be issued for no consideration.
1.12.	The Offer is addressed, among others, to employees in Israel holding options as follows:
1.12.1.	Employees that hold options under 102 Capital Gain Track with Trustee, granted under the Active Options Plans (the “102 Capital Gain Options”).

1.12.2.	Employees that hold 102 Capital Gain Options, which were previously 3(i) Options and were converted pursuant to a tax ruling obtained on July 14’ 2005 as detailed in Section 1.6 above (the “New 102 Options”).

1.12.3.	Employees that hold Non Trustee Options under as mentioned in Section 1.4 above, excluding Restricted Stock Units under a Non-Trustee Track (the “102 Non Trustee Options”).
1.13.	In the tax ruling dated 14.07.2005 it was determined as follows:

1.13.1.	“The cancelation of unvested 3(i) Options, as of the date of the exchange, and the grant of the new 102 Options will not considered as a taxable event neither for the Company nor for the optionees. The new 102 Options shall be subject to the Capital Gains Track and the date of grant shall be the exchange date for purposes of the restricted period under Section 102”.

1.13.2.	The cancelation of vested 3(i) Options, as of the date of the exchange, and the grant of the new 102 Options under will be a taxable event for the optionees. Tax payments will be deferred until the exercise date of the new 102 Options, and the following treatment will apply for the new 102 Options: the gain allocated to the exercise of the new 102 Options granted in exchange for 3(i) options vested as of the First Exchange Date, will be divided into two components according to a linear calculation and the following tax rates:
1.13.2.1.	That portion of gain allocated on the exercise date, multiplied by the period starting from date of the grant of the 3(i) options until the First Exchange Date, and divided by the period starting from the date of grant of the 3(i) options until the exercise date of the new 102 Options, will be classified as employment income according to Section 2(2) of the Israeli Tax Ordinance (the “ITO”), and taxed according to the tax rates specified in section 121 to the ITO (for the year 2004).

1.13.2.2.	The remaining portion of the gain upon on the exercise date (the gain allocated on the exercise date minus the portion of the gain calculated in section 1.13.2.1 above) will be taxed at a 25% rate”.
In addition it has been determined in Section 3.4 of the tax ruling dated 14.07.2005 that the tax event date will be year 2004 and the exchange date is 14.01.2004 (the “The First Exchange Date”).
1.14.	In addition, the Offer shall be made also to employees that were relocated from Israel and are holding options granted prior to the relocation and which are deposited with the Trustee (the “Relocation Employees”). The Company made an application to the International Tax Department in the ITA in order to obtain a tax ruling with respect to the Exchange tax consequences regarding these Relocation Employees.

1.15.	No other tax ruling application in regard to the Exchange has been made by the Company and/or its counsels to the ITA, excluding, the above mentioned application in Section 1.14.

1.16.	The Company did not receive any kind of a tax ruling regarding the Exchange from the Professional Tax Department of the ITA.
2.	The Application:

Determination of the tax treatment applicable to the Exchange of 102 Capital Gain Options, New 102 Options, and 102 Non Trustee Options (the “The Exchanged Israeli Options”), to RSU’s.

3.	The Ruling:

Subject to the accuracy and the fullness of the facts as presented by you in Section 1 above, I hereby confirm as follows:

A) Introduction
3.1.	This tax ruling applies to the grant of RSU’s for the exchanged options, as detailed in Section 1.9 above, and in accordance to Section 1.12 above.

3.2.	In any event, the grant date of the RSU’s to the employees will occur at Offer Expiration Date or in a later date as detailed in section 1.8 above, with all its implications, including for the matter of the restricted period as defined in Section 102 to the ITO (the “Restricted Period”), and for the matter of the calculation of the ordinary income in accordance with Section 102(b)(3) of The ITO
B) 102 Capital Gain Options
3.3.	The cancellation of the unvested 102 Capital Gain Options, on the Exchange Date, and the grant of RSU’s in exchange, shall not constitute a tax event, in the level of the Allocating Company, Company and the level of the Employees. The RSU’s will be subject to Section 102(b)(3) or Section 102(b)(4) to the ITO, with all its implications.

3.4.	The cancellation of the vested 102 Capital Gains Options, on the Exchange Date, and the grant of RSU’s in exchange, shall constitute a tax event. Notwithstanding, the gain calculation, the withholding tax and its transfer to the tax authorities, will be done on the exercise date of the RSUs, as defined in Section 102(a) of the ITO. The RSU’s shall be subject to Section 102(b)(3) or Section 102(b)(4) of the ITO, with all its implications, including with respect to the ordinary income component calculation (with regards to the average share price on the RSU’s grant date) and the restricted Period, as defined in Section 102 to the ITO.

3.5.	In accordance to Section 102(d) to the ITO, and with regards to the RSU’s granted in exchange to the 102 Capital Gains Options, , the company will be allowed to deduct, on the exercise date, an amount which is the lower between the employees’ income which was taxed according to Section 2(1) or 2(2) to the ITO, and the participation amounts which the company had to pay due to its obligation to the Allocating Company, and all in the taxable year in which tax was withheld due to the employee’s income, and was transferred to the Israeli Tax Authorities.
C) New 102 Options
3.6.	The cancellation of the New 102 Capital Gain Options, which were unvested on the cancellation date[1], and the grant of RSU’s in exchange, shall not constitute a tax event, in the level of the

[1]	In the First Exchange Date

Allocating Company, Company and the level of the Employees. The RSU’s will be subject To section 102(b)(3) to the ITO or Section 102(b)(4) to the ITO, with all its implications.

3.7.	The cancellation of the New 102 Capital Gain Options, which were vested on the cancellation date[2], and the grant of RSU’s in exchange, shall constitute a taxable event in the level of the Allocating Company, Company and the Employees with regard to the tax withholding obligation. The RSU’s, shall be subject to Capital gain Track, Section 102(b)(3) and 102(b)(4) to the ITO, with all its implications, including to the matter of the ordinary income calculation and the Restricted Period, and Sections 102(d)(1) and 102(d)(2) to the ITO will apply according to the matter. Also, the following terms will apply to the RSUs:
3.7.1.	Notwithstanding the above, the tax arising due to the RSU’s (exchanged for the New 102 Capital Gain Options), will be calculated, be withheld and be paid only at the exercise date as defined in Section 102 of the shares issued from the RSU’s. The gain calculated, and the relevant tax rates, will be divided into two components as follows:
3.7.1.1.	With regards to the ordinary income component, as calculated in Section 102(b)(3) to the ITO, the amount will not be lower than the total gain on the exercise date, multiplied by the number of days starting from the grant date of the 3(i) Options and until the First Exchange Date and divided by the number of days starting from the grant date of the 3(i) Options and until the exercise date of the shares issued from the RSU’s. The ordinary income component will be classified as employment income and will be taxed according to the highest marginal tax rate of the employee as it was in the year 2004.

3.7.1.2.	The remaining gain component will be taxed at the exercise date according to the tax rates in Section 102(b)(2) to the ITO or in Section 102(b)(4) to the ITO, and according to the matter.
3.7.2.	With regards to the RSU’s which will be granted in exchange for the New 102 Options, and in accordance with Section 102(d) to the ITO, the deductible amount for the Company on the exercise date will be as follows:
3.7.2.1.	In the event that the calculation for the ordinary income component, described in Section 3.7.1.1 above, will be higher than the gain according to Section 102(b)(3) to the ITO, than in such case the deductible amount should be 0.

3.7.2.2.	In case the calculation for the ordinary income component, described in Section 3.7.1.1 above, will be lower than the gain according to Section 102(b)(3) to the ITO, than in such case the deductible amount, in accordance to Section

[2]	In the First Exchange Date

102(d)(1) and subject to Section 102(d)(2) to the ITO, will not be higher than the difference between the amount according to Section 102(b)(3) to the ITO, to the amount in accordance with the linear calculation and all up to the participation amounts paid by the Company to the Allocating Company as for its obligations to the Allocating Company, and all in the taxable year in which the tax was withheld for the employees and transferred to the tax authorities.
D) 102 Non Trustee Options:
3.8.	The cancellation of the 102 Non Trustee Options, on the Exchange Date, and the grant of RSU’s in exchange, shall not constitute a tax event, in the level of the Allocating Company, Company and the level of the Employees. The RSU’s will be subject to Section 102(b)(3) or Section 102(b)(4) to the ITO, with all its implications.

3.9.	The cancellation of the vested 102 Non Trustee Options, on the Exchange Date, and the grant of RSU’s in exchange, shall constitute a tax event in the level of the Allocating Company, Company and the Employees with regard to the tax withholding obligation and the Employees. The RSU’s, shall be subject to Capital Gain Track, Section 102(b)(3) and 102(b)(4) to the ITO, with all its implications, including to the matter of the ordinary income calculation and the Restricted Period, and Sections 102(d)(1) and 102(d)(2) to the ITO will apply according to the matter. The following terms will apply to the RSUs:
3.9.1.	Notwithstanding the above, the tax arising due to the RSU’s (exchanged for the 102 Non Trustee Options) will be calculated, be withheld and will be paid only at the exercise date of the RSUs as defined in Section 102. The gain calculations, for the matter of the income classification and the relevant tax rates, will be divided into two parts as follows:
3.9.1.1.	With regards to the ordinary income component, as calculated in Section 102(b)(3) to the ITO, the amount will not be lower than the total gain on the exercise date, multiplied by the number of days starting from the grant date of the 102 Non Trustee Options, and until the grant date and divided by the number of days starting from the grant date of the 102 Non Trustee Options and until the exercise date of the shares issued from the RSU’s (the “Ordinary Income Component”). The Ordinary Income Component will be classified as income according to Section 2(2) to the ITO, which is taxed according to the detailed tax rates in section 121 to the ITO, for the 2010 tax year.

3.9.1.2.	The remaining gain component will be taxed at the exercise date according to the tax rates in Section 102(b)(2) or in Section 102(b)(4) to the ITO, and according to the matter.
3.9.2.	With regards to the RSU’s which will be granted in exchange for the 102 options without a trustee, and according to Section 102(d) to the ITO, the deductible amount for the Company on the exercise date will be as follows:
3.9.2.1.	In the event that the calculation for the ordinary income component, described in Section 3.9.1.1 above, will be higher than the gain according to Section 102(b)(3) to the ITO, than in such case the deductible amount will be 0 (zero).

3.9.2.2.	In the event that the calculation for the ordinary income component, described in Section 3.9.1.1 above, will be lower than the gain according to Section 102(b)(3) to the ITO, than in such case the deductible amount, in accordance to Section 102(d)(1) and subject to Section 102(d)(2) to the ITO, will not be higher than the difference between the amount received according to instructions of Section 102(b)(3) to the ITO to the amount received according to the linear calculation’ and up to the participation amounts paid to the Allocating Company by the Company as for its obligations to the Allocating Company, and all in the taxable year in which the tax was withheld for the employees income and transferred to the tax authorities.
E) General Instructions
3.10.	The Ordinary Income Value as of the date the RSU’s were granted as income derived from the State of Israel. In addition, Israeli employees of the Company shall be considered, until the exercise date of the RSUs as Israeli residents until the exercise date of the RSU’s granted under the 2007 Plan, all with respect to the income from RSU’s subject to this Ruling. Unless other decision was made by the Israeli Tax Authorities, with regards to employees and/or the RSU’s subject to this Ruling.

3.11.	Any dividend equivalent amount, if received, for the RSU’s, until the end of vesting period of the RSU’s, will be transferred upon its distribution to the Trustee or the Company, and this amount will be considered as employment income for the employee at that mentioned date. The Trustee or the Company will withhold tax from this amount in accordance to the Israeli Tax Regulations (Withholding from Salary and from Employment Income and Employer Tax Payments), 5753-1993 (the “Withholding Tax Regulations”) or in accordance with a valid withholding at source certificate issued by the Israeli Tax Authority. It should be emphasized that the written above should not reduce the responsibility of withholding at source by the Trustee.

3.12.	It should be emphasized, that in the calculation of the gain and the amount of tax as written above in this tax ruling, tax deductions, offsets, exemptions, spread of gain and/or reduced tax rate and/or credits against tax liability including from foreign taxes, will not be allowed, and the provisions od Sections 94b, 101, and 100a to the ITO will not apply for these. In case where the employee will prove that a foreign tax was owed and paid in foreign countries for income derived by the RSU’s, the Israeli Tax Authorities will consider allowing a credit for foreign taxes according to the legislation and according to the double tax treaties.

3.13.	The Company will not deduct any expense, related to the exchange of the Israeli Options with the RSU’s under the 2007 Plan, including the professional fees relating to the issuance of these RSU’s. It should be made clear that this section will apply even if the employees and/or the company will violate their obligations as written above in this tax ruling. Also, it should be made clear that on the exercise date of the RSU’s under the 2007 Plan, by the employees, the company will not deduct and expense, excluding expenses in accordance to section 102(d) to the ITO.

3.14.	This ruling does not create any determination for the matter of implementing the provision of Section 85a of the ITO and its regulations promulgated thereunder, between the Company and its related parties[3]. This ruling does not determine the allocation of income between the group of companies (the Company and the Allocating Company) as for the matter of indemnification due to the issued options and as for the amount of the exercise price — this issue which will be examined by the transfer pricing department and/or the tax authorities.

3.15.	To avoid any doubt, this ruling does not apply for the exchange of RSU’s without a trustee, in accordance with the tax ruling from 27.08.2007 as written in Section 1.7. On the exchange of RSU’s without a trustee, the instructions of the ruling from 27.08.2007 will apply.

3.16.	For avoidance of doubt, this tax ruling does not apply and discuss the tax consequences regarding the Exchange of Relocation Employees as aforesaid in Section 1.14 above. This matter will be examined by the Income Tax Assessing Officer and the International Tax Department in the ITA.

3.17.	Section 187(c)(1) to the ITO shall apply on the Trustee and it will be obliged to perform all the obligations under this ruling, including the calculation of tax as detailed in the following sections, and the transfer of the tax to the tax authorities, in addition, to the terms under Section 102 to ITO and its respective rules.

3.18.	The 2007 Plan, the RSU’s, the employees, the Company and the Trustee shall be subject to the terms of Section 102 to the ITO and its respective rules. Also, this tax ruling is valid only and as long as all the conditions of Section 102 to the ITO are met and its respective rules, starting from the grant date of the RSU’s under the 2007 Plan and/or the employee’s exercised shares and only if not determined otherwise in this tax ruling (the “The Legal Conditions”).

[3]	As defined in Section 88 to the ITO

3.19.	Any benefit given to the employees in a way of a conversion ratio different from the conversion ratio determined in Section 1.9 above, will be considered as an employment income for the employee, and the Company will withhold tax, when receiving the income from the exercise of the RSU’s under 2007 plan, at the employee’s marginal tax rates as detailed in Section 121 to the ITO, unless the employee presents a valid reduced tax withholding permit signed by the tax authorities.

3.20.	This tax ruling is based on all of the representations presented to us in writing and in oral including the facts detailed in Section 1 above. Should it transpire that the details that were given in the framework of the application are untrue or are uncompleted in all or part, in a material manner and/or that one of the conditions of the ruling or the rules under the ITO are not met and/or the Trustee has transferred the shares resulting from the RSUs, excluding a sale to third party, which is not a relative person, as defined in Section 88 of the ITO (all together: the “Breach”), the following shall be apply: the employees that were granted the RSUs and breached any of the aforesaid, shall be subject tax at the rate applicable to employment income as set forth in Section 2(2) of the ITO at the date of the issuance of the RSU granted under the 2007 Plan, and will be obligated to pay tax, for the higher value between the value on the date of grant and the exercise date or the date of Breach.

3.21.	Any term used in this tax ruling shall have the meaning prescribed to it in chapter E-1 of the Ordinance, unless explicitly specified otherwise.

3.22.	The facts presented to us shall be examined by the Income Tax Assessing Officer during the relevant assessment of the Company and/or the holders of the options, as applicable.

3.23.	Until 60 days as of the Offer Expiration Date, the Company, Trustee and employees who replaced Israeli Exchanged Options for RSU, with accordance to this ruling, shall submit a statement acknowledging this ruling and committing to act according to it and shall not ask for changing or replacing the ruling (the “Declaration”). In case the Declaration will not be submitted as aforesaid, this ruling shall be annulled in regards to those employees who did not submit the Declaration within the above period and the provisions of Section 102(c)(2) will apply. In such case the Trustee or the Company will withhold tax from any amount received by the employee due to the RSU’s including amounts received due to shares arising from the RSU’s, and on the exercise date as defined in section 102 to the ITO. The withholding rate should be the maximum tax rate mentioned in the Withholding Tax Regulations.

3.24.	The Appendixes attached are considered an integral part of this Ruling.
Eran Zvi Dvir, CPA
Professional Department
Addressees:

Mr. Aaron Eliyahu, CPA — Executive VP, Professional Affairs.
Mr. Yuval Cohen, CPA — Tel Aviv 5 Assessing Officer.
Mr. Eldad Noach, CPA — Executive Section Manager Professional Department.
Mr. Raz Itzkovitz, CPA — Head of Option Department.
Mr. Rafi Twina, Adv. — Executive Manager (Option Department), Legal Department.